Grant Thornton

December 22, 2015

Grant Thornton LLP
11th Floor
200 King Street West, Box 11
Toronto, ON
M5H 3T4
T +1 416 366 0100
F +1 416 360 4949
www.GrantThornton.ca

British Columbia Securities Commission
701 West Georgia Street
P.O. Box 10142 Pacific Centre
Vancouver, BC V7Y 1L2

and

Alberta Securities Commission
Suite 600, 250–5th St. SW
Calgary, Alberta, T2P 0R4

and

Ontario Securities Commission
20 Queen Street West, 20th Floor
Toronto, ON M5H 3S8

Dear Sirs/Mesdames:

RE: Till Capital Ltd. ("the Corporation")

As required by subparagraph (6)(a)(ii) of section 4.11 of National Instrument 51-102, we have read the Notice of Change of Auditor of the Corporation dated December 22, 2015 and, based on our knowledge of such information at this time, we agree with each statement contained therein, except for item 3 for which we have no basis to agree or disagree.

Yours sincerely,

Grant Thornton LLP

Chartered Professional Accountants
Licensed Public Accountants